EXHIBIT 99.3

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. and its subsidiaries (the "Company") as at June 30, 2021 and the related interim condensed consolidated statements of income and of comprehensive income for the three-month and six-month periods then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the six- month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, August 2, 2021

/s/ PricewaterhouseCoopers	/s/ Tatiana Fernandes Kagohara Gueorguiev

PricewaterhouseCoopers	Tatiana Fernandes Kagohara Gueorguiev
Auditores Independentes	Contadora CRC 1SP245281/O-6 CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2021 and December 31, 2020 In thousands of Brazilian Reais

	Note	June 30, 2021	December 31, 2020

Cash		1,237,456	1,954,788

Financial assets		107,173,663	90,190,827

Fair value through profit or loss		60,844,803	57,149,446
Securities	4	45,360,226	49,590,013
Derivative financial instruments	5	15,484,577	7,559,433

Fair value through other comprehensive income		23,700,647	19,039,044
Securities	4	23,700,647	19,039,044

Evaluated at amortized cost		22,628,213	14,002,337
Securities	4	987,616	1,828,704
Securities purchased under agreements to resell	3	8,174,399	6,627,409
Securities trading and intermediation	9	2,776,213	1,051,566
Loan operations	7	7,964,212	3,918,328
Accounts receivable		395,577	506,359
Other financial assets	17	2,330,196	69,971

Other assets		3,292,926	1,760,999
Recoverable taxes		117,830	127,623
Rights-of-use assets	12	194,117	183,134
Prepaid expenses	8	2,887,152	1,393,537
Other		93,827	56,705

Deferred tax assets	19	795,385	505,046
Investments in associates and joint ventures	11	771,794	699,907
Property and equipment	12	242,915	204,032
Goodwill and Intangible assets	12	807,355	713,562

Total assets		114,321,494	96,029,161

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2021 and December 31, 2020 In thousands of Brazilian Reais

	Note	June 30, 2021	December 31, 2020

Financial liabilities		78,313,865	70,600,989

Fair value through profit or loss		19,162,593	10,056,806
Securities	4	2,789,816	2,237,442
Derivative financial instruments	5	16,372,777	7,819,364

Evaluated at amortized cost		59,151,272	60,544,183
Securities sold under repurchase agreements	3	16,061,913	31,839,344
Securities trading and intermediation	9	20,813,975	20,303,121
Deposits	13	6,627,696	3,021,750
Structured operations certificates	14	4,198,001	2,178,459
Accounts payables		1,186,169	859,550
Borrowings and lease liabilities	15	1,994,118	492,535
Debentures	16	167,980	335,250
Other financial liabilities	17	8,101,420	1,514,174

Other liabilities		23,416,241	14,522,206
Social and statutory obligations		852,063	667,448
Taxes and social security obligations		480,850	435,849
Private pension liabilities	18	22,045,571	13,387,913
Provisions and contingent liabilities	22	26,413	19,711
Other		11,344	11,285

Deferred tax liabilities	19	-	8,352

Total liabilities		101,730,106	85,131,547

Equity attributable to owners of the Parent company		12,588,048	10,894,609
Issued capital		23	23
Capital reserve		10,926,304	10,663,942
Other comprehensive income		(2,591)	230,644
Retained earnings		1,664,312	-

Non-controlling interest		3,340	3,005

Total equity	20	12,591,388	10,897,614

Total liabilities and equity		114,321,494	96,029,161

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements

of income and of comprehensive income

For the six and three months period ended June 30, 2021 and 2020

In thousands of Brazilian Reais, except earnings per share

		Six months period ended June 30,		Three months period ended June 30,
	Note	2021	2020	2021	2020

Net revenue from services rendered	23	3,055,671	2,215,486	1,601,015	1,063,540
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	23	(299,695)	109,058	(330,579)	(93,439)
Net income from financial instruments at fair value through profit or loss	23	2,890,150	1,331,226	1,747,649	950,828
Total revenue and income		5,646,126	3,655,770	3,018,085	1,920,929

Operating costs	24	(1,675,059)	(1,129,412)	(837,624)	(572,558)
Selling expenses	25	(106,319)	(56,045)	(61,901)	(27,569)
Administrative expenses	25	(2,081,173)	(1,267,991)	(1,114,895)	(689,875)
Other operating income (expenses), net	26	89,896	(12,815)	71,534	1,068
Expected credit losses	10	(57,006)	(28,630)	(53,551)	(6,668)
Interest expense on debt		(29,489)	(34,800)	(19,972)	(15,781)
Share of profit (loss) in joint ventures and associates	11	(335)	-	749	-

Income before income tax		1,786,641	1,126,077	1,002,425	609,546

Income tax expense	19	(121,218)	(188,260)	(71,150)	(69,283)

Net income for the period		1,665,423	937,817	931,275	540,263

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(10,352)	69,675	(36,665)	13,115
Gains (losses) on net investment hedge		10,883	(72,839)	31,626	(16,343)
Changes in the fair value of financial assets at fair value through other comprehensive income		(233,672)	11,158	(11,073)	(20,332)

Other comprehensive income (loss) for the period, net of tax		(233,141)	7,994	(16,112)	(23,560)

Total comprehensive income for the period		1,432,282	945,811	915,163	516,703

Net income attributable to:
Owners of the Parent company		1,664,312	935,179	930,644	538,319
Non-controlling interest		1,111	2,638	631	1,944

Total comprehensive income attributable to:
Owners of the Parent company		1,431,171	943,173	914,532	514,759
Non-controlling interest		1,111	2,638	631	1,944

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	28	2.9770	1.6996	1.6647	0.9791
Diluted earnings per share	28	2.9071	1.6870	1.6262	0.9719

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the six months period ended June 30, 2021 and 2020 In thousands of Brazilian Reais

		Atributable to owners of the Parent
		Issued Capital	Capital reserve		Other comprehensive income (loss)	Retained Earnings	Total	Non-Controlling interest	Total Equity
	Notes		Additional paid-in capital	Other Reserves

Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	-	7,153,396	2,563	7,155,959
Comprehensive income for the period
Net income for the period		-	-	-	-	935,179	935,179	2,638	937,817
Other comprehensive income, net		-	-	-	7,994	-	7,994	-	7,994
Transactions with shareholders - contributions and distributions
Share based Plan	27	-	-	46,775	-	-	46,775	(8)	46,767
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	(372)	-	(372)	1,310	938
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(4,622)	(4,622)
Balances at June 30, 2020		23	5,409,895	1,580,326	217,549	935,179	8,142,972	1,881	8,144,853

Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	-	10,894,609	3,005	10,897,614
Comprehensive income for the period
Net income for the period		-	-	-	-	1,664,312	1,664,312	1,111	1,665,423
Other comprehensive income, net		-	-	-	(233,141)	-	(233,141)	-	(233,141)
Transactions with shareholders - contributions and distributions
Share based Plan	27	-	-	266,123	-	-	266,123	2	266,125
Gain (loss) in changes in interest of subsidiaries, net		-	-	(3,761)	(94)	-	(3,855)	2,220	(1,635)
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(2,998)	(2,998)
Balances at June 30, 2021		23	6,821,176	4,105,128	(2,591)	1,664,312	12,588,048	3,340	12,591,388

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the six months period ended June 30, 2021 and 2020 In thousands of Brazilian Reais

		Six months ended June 30,
	Note	2021	2020
Operating activities
Income before income tax		1,786,641	1,126,077

Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	12	30,033	36,043
Amortization of intangible assets	12	97,946	33,477
Loss on write-off of property, equipment and intangible assets and lease, net	12	5,379	32,320
Share of profit or (loss) in joint ventures and associates	11	335	-
Expected credit losses on financial assets		57,006	28,630
(Reversal of) Provision for contingencies, net	22	3,850	(308)
Net foreign exchange differences		(75,225)	2,277
Share based plan	27	266,125	46,767
Interest accrued		25,640	27,975

Changes in assets and liabilities
Securities (assets and liabilities)		1,324,529	(7,109,777)
Derivative financial instruments (assets and liabilities)		644,629	161,755
Securities trading and intermediation (assets and liabilities)		(1,225,936)	4,291,953
Securities purchased (sold) under resale (repurchase) agreements		(17,325,787)	(2,172,304)
Accounts receivable		113,131	90,607
Loan operations		(4,047,367)	(379,021)
Prepaid expenses		(1,493,615)	(77,140)
Other assets and other financial assets		(2,339,987)	(19,264)
Structured operations certificates		2,019,542	619,280
Accounts payable		326,083	57,045
Deposits		3,605,946	72,240
Social and statutory obligations		184,615	89,966
Tax and social security obligations		93,411	(127,333)
Private pension liabilities		8,657,658	3,434,629
Other liabilities and other financial liabilities		6,576,459	211,467

Cash from operations		(688,959)	477,361

Income tax paid		(304,856)	(66,985)
Contingencies paid	22	(2,078)	(379)
Interest paid		(4,013)	(17,909)
Net cash flows (used in) from operating activities		(999,906)	392,088

Investing activities
Acquisition of intangible assets	12	(194,291)	(44,099)
Acquisition of property and equipment	12	(51,760)	(32,897)
Acquisition of subsidiaries, net of cash acquired		(857)	-
Acquisition of associates and joint ventures		(60,280)	(980)
Net cash flows used in investing activities		(307,188)	(77,976)

Financing activities
Acquisitions of borrowings	32	1,570,639	-
Payments of borrowings and lease liabilities		(41,175)	(53,266)
Issuance of debentures		500,018	-
Repurchase/payment of debentures		(167,052)	(65,843)
Transactions with non-controlling interests		(1,635)	938
Dividends paid to non-controlling interests		(2,998)	(4,622)
Net cash flows from (used in) financing activities		1,857,797	(122,793)

Net increase in cash and cash equivalents		550,703	191,319
Cash and cash equivalents at the beginning of the period		2,660,388	887,796
Effects of exchange rate changes on cash and cash equivalents		6,143	42,999
Cash and cash equivalents at the end of the period		3,217,234	1,122,116
Cash		1,237,456	345,868
Securities purchased under agreements to resell	3	1,802,297	527,000
Interbank certificate deposits	4	177,481	249,248

s

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Inc. is a holding company controlled by XP Controle Participações S.A., which holds 55.40% of voting rights and whose is ultimately controlled by a group of individuals. On December 13, 2019, the Company completed its Initial Public Offering (“IPO”) and the common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loans operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of June 30, 2021 were approved by the Board of Directors on August 2, 2021.

1.1	Follow-on public offering

On July 1, 2020, XP Inc. concluded an underwritten public offering of 22,465,733 Class A common shares offered by General Atlantic (XP) Bermuda, L.P. and XP Controle Participações S.A. (“selling shareholders”) at a public offering price of US$42.50 per share, including the full exercise of the underwriters’ option to purchase an additional 2,930,313 Class A common shares from the selling shareholders. The Company did not receive any proceeds from the sale of Class A common shares by the selling shareholders and there were no changes in the Company’s control structure as a result of such transaction.

On December 7, 2020, XP Inc closed of its underwritten secondary public offering of 31,654,894 Class A common shares, 7,130,435 of which were issued and sold by the Company and 24,524,459 of which were sold by ITB Holding Brasil Participações Ltda. The offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”).

The offering price per Class A common share was US$39.00, resulting in gross proceeds of US$283,087 thousand (or R$1,444,530) to XP Inc, deducting R$31,599 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$7,271 thousand regarding other offering expenses, of which R$5,622 thousand was recognized directly in income statements and an amount of R$1,649 in equity as transaction costs.

1.2	Spin-off of Itaú’s investment in XP Inc.

In January 2021, XP Inc. reached an agreement with Itaú Unibanco in connection with Itaú’s spin-off of its investment in XP Inc., and has entered into two agreements regarding to the corporate reorganization announced by Itaú Unibanco Holding S.A. on December 31, 2020 (Itaú Agreements).

The Itaú Agreements establish certain steps to be taken as a result of the corporate reorganization approved and announced by its shareholders, which on May 31, 2021 the US Federal Reserve Board’s (FED) and July 26, 2021 the Brazilian Central Bank (BACEN) approved the legal and accounting segregation of the Itau’s investments in XP Inc. to XPart.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

On June 22, 2021, XP Inc. filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or the “SEC” as part of the Itau spin-off of its investment in XP Inc. The prospectus relates to the Class A common shares, or “XP Shares,” of XP Inc., including Class A common shares in the form of Brazilian Depositary Receipts of XP (each representing one XP Share), or the “XP BDRs.”

The transaction is being proposed by XPart and XP to streamline and simplify the corporate structure at shareholders’ level of XP, specifically by giving XPart’s shareholders more accessible ways to trade XP shares as they will directly own an interest in XP. The transaction is expected to be completed in the end of September, 2021.

It is not expected that such transaction will have any impact on XP Inc. results of operations and financial condition.

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020, and the unaudited interim condensed consolidated statements of income and comprehensive income for six and three months ended June 30, 2021, changes in equity, and cash flows for six months period ended June 30, 2021 and 2020 (“the financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2020	Description
3.	Summary of significant accounting policies
4.	Significant estimated and judgements
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
24.	Social and Statutory obligations
25.	Tax and social security obligations
29. (a)	Key-person management compensation
38. (b) to (f)	Management of financial risks and financial instruments

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b) and (c).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)	New accounting policies adopted by the Group

Financial liabilities designated at FVPL

Classification and subsequent measurement

The Group applied the fair value option as an alternative measurement for selected financial liabilities. Financial liabilities can be irrevocably designated as measured at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income. See more information in Note 4 e).

c)	New standards, interpretations and amendments adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

The amendments include the following practical expedients:

•	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

d)	Basis of consolidation

There were no changes since December 31, 2020 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements, except for the following items:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	June 30, 2021	December 31, 2020

Directly controlled
XPAC Sponsor LLC (ii)	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	-

Indirectly controlled
XP Comercializadora de Energia Ltda. (ii)	Brazil	Energy trading	100.00%	-
Leadr Serviços Online Ltda. (iii)	Brazil	Social media	-	99.99%
XP Private (Europe) S.A. (iii)	Switzerland	Investment advisor	-	100.00%

Consolidated investments funds
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC. (ii)	US	Investment fund	99.93%	-
Newave Fundo de Investimento em Participações Multiestratégia. (ii)	Brazil	Investment fund	100.00%

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii)	New subsidiaries and investment funds commenced operations in the six month period ended June 30, 2021.. In March 2021, XPAC Sponsor LLC was created as a holding Company which has the objective to be an initial investors of the special purpose acquisitions companies.

(iii)	Subsidiaries closed in the period.

e)	Interests in associates and joint ventures

i.	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

ii.	Joint ventures

The Group has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.

iii.	Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

f)	Business combinations

During 2020 the Group acquired certain companies as part of our growth strategy and the fair value of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	Fliper	Antecipa	DM10	Total
Assets
Cash	617	1,917	275	2,809
Other assets	-	95	411	506
Intangible assets	2,869	10,037	2,950	15,856
	3,486	12,049	3,636	19,171
Liabilities
Other liabilities	(6,159)	(198)	(1,522)	(7,879)

Total identifiable net assets at fair value	(2,673)	11,851	2,114	11,292
Goodwill arising on acquisition (*)	39,832	20,732	14,886	75,450
Contingent consideration (**)	30,300	8,732	-	39,032
Purchase consideration transferred (*)	67,459	41,315	17,000	125,774

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary	(617)	(1,917)	(275)	(2,809)
Payable in installments	-	(14,636)	(6,000)	(20,636)
Contingent consideration	(30,300)	(8,732)	-	(39,032)
Net of cash flow on acquisition (investing activities)	36,542	16,030	10,725	63,297

From R$ 63,297 of net cash flow on aquisition, R$ 62,443 was settled during 2020, and R$ 857 was settled in 2021.

*During the measurement period, the purchase consideration transferred for the acquisitions was adjusted to R$ 125,774 (R$ 100,923 previously disclosed) as a result of purchase price adjustments. Accordingly, goodwill was updated to R$2,233.

** During the measurement period, the preliminary contingent consideration for the acquisitions was adjusted to R$39,032 (R$14,183 previously disclosed) as a result of a fair value adjustment of R$24,849.

For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Assets	Amount	Method	Expected amortization period
Customer list	2,181	Multi-period excess earning method	5.5 years
Trademark	3,799	Relief from royalty	5 years
Technology	9,876	Relief from royalty	5 years

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

For the concluded acquisitions, the total consideration paid is R$125,774, being: i) R$62,443 paid in cash, ii) R$21,487 payable in three consecutives annual installments from 2020 to 2022 adjusted by the Interbank Certificates of Deposit (“CDI”) rate; and iii) R$ 39,032 as a fair value of the contingent consideration.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. The goodwill recognized is not expected to be deductible for income taxes purposes.

In addition, the Company incurred direct costs for the business combinations which were expensed as incurred.

The results of operations of the businesses acquired for periods prior to acquisitions, individually and in the aggregate, were not material to the Company´s consolidated statements of income and, accordingly, pro forma information has not been presented.

Acquisition of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”)

On June 5, 2020, the Group entered into an agreement, to acquire 100% of total share capital of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”). Fliper is an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. The transaction allows the Group to offer its customers additional resources to manage their investments, as the open banking trend continues to accelerate in Brazil. On July 13, 2020, the acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”)

On June 9, 2020, the Group entered into an agreement, to acquire 100% of total share capital of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”). DM10 is an marketplace that connects hundreds of independent distributors with Life Insurance and Pension Plan products, adding value through technology and education. With the transaction, the Group enhances its distribution network in the insurance division. On September 24, 2020, the acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of Antecipa S.A. (“Antecipa”)

On June 29, 2020, the Group entered into an agreement, to 100% of total share capital of Antecipa S.A. (“Antecipa”). Antecipa is a digital platform focused on financing of receivables and offering an efficient alternative for companies to optimize its cash flow management. For the Group, the acquisition represents an opportunity to further expand its product range and reinforce the company’s presence in the Small to Medium Enterprise (SME) and corporate segments in Brazil, similar to XP’s transformational initiatives across the Retail, High-Income and Private Market channels. On September 1, 2020, the acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of Riza Capital Consultoria de Investimentos S.A (“Riza”)

On December 23, 2020 the Group entered into an agreement, to acquire 100% of total share capital of Riza an independent financial advisory company. Riza has one of the most seasoned and respected teams in the segment, with experience in important financial institutions and active participation in some of the most relevant M&A transactions over the last decades. The transaction is aligned with XP Inc.’s strategy to reinforce its Capital Markets ecosystem.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

As at June 30, 2021, the acquisition of Riza has not been completed. The Company expects to conclude the transaction until January 2022, subject to certain contractual conditions. After the closing of the acquisition XP will proceed with the purchase price allocation of net assets acquired as well as the consolidation of entity purchased.

Investments in XP Energia

On May 4, 2021 the Group entered into an agreement, to acquire 100% of total share capital of Solis Comercializadora de Energia Ltda. later denominated XP Comercializadora de Energia Ltda. The company's objective is to operate in the wholesale electricity trade, through brokerage, representation, intermediation, purchase, sale, import and export; provision of intermediation services between energy buyers and sellers, among other related services. This acquisition are not considered material for XP Inc. interim financial statements.The purchase prices were mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.

Minority stake acquisitions

XP Inc. entered in agreements through our proprietary funds to acquire a minority stake in (i) Giant Steps, a leader in systematic funds in Brazil; (ii) Capitânia Investimentos, an independent traditional asset manager in Brazil specializing in Corporate Credit, Real Estate and Infrastructure investment strategies and (iii) Jive Investments, the largest independent alternative investment manager in Brazil, offering credit recovery, real estate, and other distressed asset strategies. The completion of these transactions (“closing”) are subject to compliance with certain precedent conditions. As of June 30, 2021, the closing of these transactions has not been occurred.

g)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures. Disaggregated information is only reviewed at the revenue level (Note 23), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 23 (c) for a breakdown of total revenue and income and selected assets by geographic location.

h)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2020.

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under agreements to resell

	June 30, 2021	December 31, 2020

Available portfolio	3,870,314	1,409,742
National Treasury Notes (NTNs) (a)	2,037,888	876,146
Financial Treasury Bills (LFTs) (a)	246,652	452,714
National Treasury Bills (LTNs) (a)	1,233,915	44,093
Debentures (b)	262,012	36,789
Real Estate Receivable Certificates (CRI) (b)	89,847	-

Collateral held	4,305,821	5,218,037
National Treasury Bills (LTNs) (a)	242,089	976,468
National Treasury Notes (NTNs) (a)	3,125,690	4,241,569
Debentures (b)	472,238	-
Real Estate Receivable Certificates (CRI) (b)	465,804	-

Expected Credit Loss (c)	(1,736)	(370)

Total	8,174,399	6,627,409

(a) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 3.98% p.a. (1.91% p.a. as of December 31, 2020).

(b) Refers to fixed-income securities issued by private companies.

(c) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of June 30, 2021, R$1,802,297 (December 31, 2020 - R$593,673) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	June 30, 2021	December 31, 2020
National Treasury Bills (LTNs)	7,773,985	18,318,498
National Treasury Notes (NTNs)	6,033,071	13,497,944
Financial Treasury Bills (LFTs)	761,339	-
Debentures	556,248	22,902
Real Estate Receivable Certificates (CRI)	937,270	-
Total	16,061,913	31,839,344

As of June 30, 2021, securities sold under repurchase agreements were agreed with average interest rates of 4.14% p.a. (December 31, 2020 – 1.89% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
4.	Securities

a)	Securities classified at fair value through profit and loss:

	June 30, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets (i)
At fair value through profit or loss	45,320,623	45,360,226	49,157,111	49,590,013
Brazilian government bonds	15,534,816	15,491,550	30,752,903	31,129,671
Investment funds (i)	20,307,799	20,307,799	11,216,914	11,221,774
Stocks issued by public-held company	5,382,787	5,382,787	3,802,610	3,802,470
Debentures	1,693,326	1,728,460	1,111,595	1,114,967
Structured transaction certificate	220,027	256,444	485,012	515,960
Bank deposit certificates (ii)	293,041	294,525	371,455	372,329
Agribusiness receivables certificates	555,562	554,784	359,607	363,721
Certificate of real estate receivable	415,849	419,226	97,606	96,930
Financial credit bills	142,203	144,222	81,465	82,209
Others (iii)	775,213	780,429	877,944	899,982

(i)	Financial assets include R$ 22,045,570 (December 31, 2020 – R$ 13,387,913) related to Specially Constituted Investment Fund (“FIE”) as presented in Note 18, out of which R$ 18,138,811 (December 31, 2020 – R$ 10,625,520) are Investments funds.

(ii)	Bank deposit certificates includes R$177,481 presented as cash equivalents in the statements of cash flows.

(iii)	Mainly related to bonds issued and traded overseas.

b)	Securities at fair value through other comprehensive income are presented in the following table:

	June 30, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income	24,055,594	23,700,647	19,011,499	19,039,044
Brazilian government bonds (i)	23,388,294	23,034,188	19,011,499	19,039,044
Bonds	667,300	666,459	-	-

(i)	Includes expected credit losses in the amount of R$ 10,901 (2020 – R$ 8,855). The reconciliation of gross carrying amount and the expected credit loss are presented in the Note 10.

c)	Securities evaluated at amortized cost are presented in the following table:

	June 30, 2021		December 31, 2020
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost	988,625	987,616	1,829,791	1,828,704
Bonds (i)	973,498	972,489	1,829,791	1,828,704
Rural Product Note	15,127	15,127	-	-

(i)	Includes expected credit losses in the amount of R$ 1,009 (2020 – R$ 1,087). The reconciliation of gross carrying amount and the expected credit loss are presented in the Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	June 30, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities loaned	2,279,332	2,279,332	2,237,442	2,237,442

e)	Securities on the financial liabilities designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$ 500,018, with the objective of funding the Group’s working capital for the construction of our new headquarters “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (brazilian inflation index) plus 5%p.a.

	June 30, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Debentures	506,912	510,484	-	-

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended of June 30, 2021.

Determination of own credit risk for items for which the fair value option was elected

The debenture own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of June 30, 2021 for instruments for which the fair value option has been elected.

			June 30, 2021
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding

Long-term debt
Debentures	506,912	510,484	(3,572)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
f)	Securities classified by maturity:

		Assets		Liabilities
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Financial assets
At fair value through PL and at OCI
Current	34,757,785	34,572,107	2,279,332	2,237,442
Non-stated maturity	25,997,483	15,246,105	2,279,332	2,237,442
Up to 3 months	2,265,940	794,025	-	-
From 3 to 12 months	6,494,362	18,531,977	-	-

Non-current	34,313,989	34,065,805	510,484	-
After one year	34,313,989	34,065,805	510,484	-

Evaluated at amortized cost
Current	973,498	1,829,791	-	-
Up to 3 months	973,498	1,623,487	-	-
From 3 to 12 months	-	206,304	-	-

Non-current	15,127	-	-	-
After one year	15,127	-	-	-

Total	70,060,399	70,467,703	2,789,816	2,237,442

The reconciliation of expected loss to financial assets at amortized cost – securities according with IFRS 9 are presented in Note 10.

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	June 30, 2021
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	268,594,156	5,885,505	95%	2,432,041	876,115	2,577,349
Swap contracts	12,430,245	2,014,572	2%	247,054	808,444	959,074
Forward contracts	11,405,669	7,583,771	2%	351,666	522,211	6,709,894
Future contracts	6,487,902	729	1%	41	-	688
Total	298,917,972	15,484,577	100%	3,030,802	2,206,770	10,247,005

Liabilities
Options	199,881,518	7,087,691	57%	2,749,570	1,012,403	3,325,718
Swap contracts	14,445,992	1,845,715	4%	209,794	802,244	833,677
Forward contracts	10,381,056	7,379,081	3%	155,566	494,733	6,728,782
Future contracts	6,049,698	60,290	36%	29,269	13,937	17,084
Total	230,758,264	16,372,777	100%	3,144,199	2,323,317	10,905,261

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
	December 31, 2020
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	681,464,674	6,298,358	83%	2,327,062	2,351,285	1,620,011
Swap contracts	5,578,227	777,816	10%	35,241	206,921	535,654
Forward contracts	2,905,411	456,724	6%	230,862	201,324	24,538
Future contracts	43,100,609	26,535	1%	26,535	-	-
Total	733,048,921	7,559,433	100%	2,619,700	2,759,530	2,180,203

Liabilities
Options	614,741,256	6,735,478	87%	2,152,890	2,378,689	2,203,899
Swap contracts	6,143,671	870,393	11%	99,249	213,532	557,612
Forward contracts	3,035,011	200,272	3%	133,679	49,102	17,491
Future contracts	44,981,642	13,221	1%	542	1,742	10,937
Total	668,901,580	7,819,364	100%	2,386,360	2,643,065	2,789,939

6.	Hedge accounting

The Group has two types of hedge relationships: hedge of net investment in foreign operations and fair value hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)	Hedge of net investment in foreign operations

In the period ended June 30, 2021, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value
Strategies	Assets	Liabilities	recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
June 30, 2021
Foreign exchange risk
Hedge of net investment in foreign operations	260,083	-	(10,883)	374,215	13,063

December 31, 2020
Foreign exchange risk
Hedge of net investment in foreign operations	245,986	-	52,299	349,218	(60,563)

b)	Fair value hedge

The fair value hedging strategy of the Group consists of hedging the exposure of Fixed-Income securities carried out through structured operations certificates.

The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).

The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A, seeking to obtain the closest match deadlines and volumes as possible.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value		Variation in the amounts used to calculate hedge ineffectiveness
Strategies	Assets	Liabilities	recognized in income	Nominal value
June 30, 2021
Interest rate risk
Hedge of pre-fixed operations	-	4,198,001	175,176	4,163,755	(174,543)

December 31, 2020
Interest rate risk
Hedge of pre-fixed operations	-	2,178,459	(47,923)	2,188,732	46,795

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The hedge ineffectiveness recognized in statements of income are presented below:

					June 30, 2021
	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (ii)
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	4,163,755	-	4,198,001	(174,543)	633
Foreign exchange risk
Futures	374,215	260,083	-	13,063	2,180
					December 31, 2020
	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	2,188,732	-	2,178,459	46,795	(1,128)

(i)	Amounts recorded within financial statement line “Derivative financial instruments”. See Note 5.

(ii)	For the three months period ended in June 30, 2021 the amount of hedge ineffectiveness was R$2,459.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	June 30, 2021			December 31, 2020
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of Fair Value	4,163,755	(174,543)	175,176	2,188,732	(47,923)	46,795
Hedge of net investment in foreign operations	374,215	13,063	(10,883)	349,218	(60,563)	52,299
Total	4,537,970	(161,480)	164,293	2,537,950	(108,486)	99,094

The table below shows the breakdown notional value by maturity of the hedging strategies:

	June 30, 2021
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	31,168	74,540	201,094	420,985	1,132,020	2,303,948	4,163,755
Hedge of net investment in foreign operations	324,193	-	-	50,022	-	-	374,215
Total	355,361	74,540	201,094	471,007	1,132,020	2,303,948	4,537,970

	December 31, 2020
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	1,977	13,375	94,099	44,843	672,978	1,361,460	2,188,732
Hedge of net investment in foreign operations	-	-	146,547	202,671	-	-	349,218
Total	1,977	13,375	240,646	247,514	672,978	1,361,460	2,537,950

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
7.	Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor and maturity:

Loans by type	June 30,2021	December 31, 2020
Pledged asset loan
Retail	4,879,466	2,698,018
Credit card operations	1,137,832	51,270
Corporate	1,700,510	946,008
Non-pledged loan
Retail	162,273	116,978
Corportate	92,246	113,155
Total Loans operations	7,972,327	3,925,429
Expected Credit Loss (Note 10)	(8,115)	(7,101)
Total loans operations, net of Expected Credit Loss	7,964,212	3,918,328

By maturity	June 30, 2021	December 31, 2020
Due in 3 months or less	509,882	160,918
Due after 3 months through 12 months	1,840,621	580,183
Due after 12 months	5,621,824	3,184,328
Total Loans operations	7,972,327	3,925,429

The loan products offered to its customers throught Banco XP are fully collaterized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

Certain loans operations originated by the collateralized credit have insignificant risk of loss, which results in no loss allowance being recognised in accordance with the Group's expected credit loss model. The carrying amount of such financial assets is R$542,194 at June 30, 2021 (December 31, 2020 – R$297,443).

The Group uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure. The Group monitors the value of the collaterals so that they are always sufficient, legally enforceable (effective) and viable. The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.

The reconciliation of loans operations according with IFRS 9 are presented in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
8.	Prepaid expenses

	June 30, 2021	December 31, 2020
Commissions and premiums paid in advance (a)	2,804,972	1,314,771
Marketing expenses	12,986	28,056
Services paid in advance	9,581	6,245
Other expenses paid in advance	59,613	44,465
Total	2,887,152	1,393,537

Current	121,963	283,183
Non-current	2,765,189	1,110,354

(a) Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	June 30, 2021	December 31, 2020
Cash and settlement records	373,644	18,128
Debtors pending settlement	2,470,197	1,088,923
(-) Expected losses on Securities trading and intermediation (a)	(67,628)	(55,485)
Total Assets	2,776,213	1,051,566

Cash and settlement records	376,641	59,712
Creditors pending settlement	20,437,334	20,243,409
Total Liabilities	20,813,975	20,303,121

(a) The reconciliation of gross carrying amount and the expected loss according with IFRS 9 are presented in Note 10.

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of Financial assets through other comprehensive income and Financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three stage model, the low credit risk simplification and the simplified approach and the ECLS as of June 30, 2021:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
			June 30, 2021
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	23,711,548	(10,901)	23,700,647

Financial assets amortized cost
Low credit risk simplification
Securities (i)	988,625	(1,009)	987,616
Securities purchased under agreements to resell (i)	8,176,135	(1,736)	8,174,399
Three stage model
Loans and credit card operations (ii) (iii)	7,972,327	(7,647)	7,964,680
Simplified approach
Securities trading and intermediation	2,843,841	(67,628)	2,776,213
Accounts Receivable	400,299	(4,722)	395,577
Other financial assets	2,375,902	(45,706)	2,330,196

Total losses for on-balance exposures	46,468,677	(139,349)	46,329,328

Off-balance exposures (iv)	681,403	(468)	680,935

Total exposures	47,150,080	(139,817)	47,010,263
(i)	Financial assets considered in Stage 1.

(ii)	As of June 30, 2021 are presented in Stage 1: Gross amount of R$6,955,782 and ECL of R$4,451 Stage 2: Gross amount of R$ 1,016,407 and ECL of R$3,142 and Stage 3: Gross amount of R$ 139 and ELC of R$ 54 respectively.

(iii)	As of June 30, 2021 there were transfers between from Stage 1 to Stage 2 of R$3,101 and from Stage 2 to Stage 3 of R$54. The were “cure” from Stage 2 to Stage 1 of R$375.

(iv)	Include credit cards limits and sureties.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
			December 31, 2020
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	19,047,899	(8,855)	19,039,044

Financial assets amortized cost
Low credit risk simplification
Securities (i)	1,829,791	(1,087)	1,828,704
Securities purchased under agreements to resell (i)	6,627,779	(370)	6,627,409
Three stage model
Loans and credit card operations (ii) (iii)	3,925,429	(7,101)	3,918,328
Simplified approach
Securities trading and intermediation	1,107,051	(55,485)	1,051,566
Accounts Receivable	512,777	(6,418)	506,359
Other financial assets	73,466	(3,495)	69,971

Total losses for on-balance exposures	33,124,192	(82,811)	33,041,381

Off-balance exposures (credit card limits)	35,810	-	35,810

Total exposures	33,160,002	(82,811)	33,077,191
(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2020 are presented in Stage 1: Gross amount of R$ 3,599,808 and ECL of R$ 5,648 and Stage 2: Gross amount of R$ 325,621 and ECL of R$ 1,453 respectively.

(iii)	As of December 31, 2020, there were no transfers between stages.

11.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of June 30, 2021. The entities have share capital consisting solely of ordinary shares, which are held directly by the Group.

Entity	December 31, 2020	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	June 30, 2021
Associates (ii.a)	697,924	4,990	(3,122)	(96)	66,987	766,683
Joint ventures (ii.b)	1,983	-	2,787	341	-	5,111
Total	699,907	4,990	(335)	245	66,987	771,794

(i)	Related to the acquisitions of associates and joint ventures. The goodwill recognized includes the value of expected synergies arising from the investments and includes an element of contingent consideration.

(ii)	At June 30, 2021, include interest in total and voting capital of the following companies: (a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% total and voting capital at June 30,2021 and December 31, 2020); O Primo Rico Mídia, Educacional e Participações Ltda. (20% total and voting capital at June 30, 2021 and December 31, 2020) and NK112 Empreendimentos e Participações S.A. (49.9% total and voting capital at June 30, 2021); (b) Joint ventures - Du Agro Holdings S.A. (49% total and voting capital at June 30,2021 and December 31, 2020).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
12.	Property, equipment, goodwill, intangible assets and lease

a)    Changes in the period

	Property and	Intangible
	equipment	assets

As of January 1, 2020	142,464	553,452
Additions	32,897	44,099
Write-offs	(28,359)	(186)
Transfers	(3,334)	3,334
Depreciations / Amortization in the period	(12,993)	(33,477)
As of June 30, 2020	130,675	567,222
Cost	143,502	608,816
Accumulated depreciation / amortization	(12,827)	(41,594)

As of January 1, 2021	204,032	713,563
Additions	51,760	166,993
Business combination (Note 2.f)	-	27,298
Write-offs	(1,975)	(2,548)
Transfers	5	(5)
Foreign Exchange	(486)	-
Depreciations / Amortization in the period	(10,421)	(97,946)
As of June 30, 2021	242,915	807,355
Cost	291,723	973,734
Accumulated depreciation / amortization	(48,808)	(166,379)

b)    Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2020. As of June 30, 2021, there were no indicators of a potential impairment of goodwill.

c)    Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
	Right-of-use assets	Lease liabilities

As of January 1, 2020	227,478	255,406
Additions (i)	35,342	35,562
Depreciation expense	(23,050)	-
Write-offs	(8,532)	(8,532)
Interest expense	-	11,224
Revaluation	(9,118)	(10,052)
Impairment	(3,775)	-
Effects of exchange rate	26,776	29,053
Payment of lease liabilities	-	(32,266)
As of June 30, 2020	245,121	280,395

As of January 1, 2021	183,134	208,448
Additions (i)	10,167	10,167
Depreciation expense	(19,612)	-
Write-offs	(856)	-
Interest expense	-	7,926
Revaluation	24,079	23,544
Effects of exchange rate	(2,795)	(3,752)
Payment of lease liabilities	-	(26,962)
As of June 30, 2021	194,117	219,371
Current	-	55,787
Non-current	194,117	163,583
(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

The Group recognized rent expense from short-term leases and low-value assets of R$ 1,007 for the six months period ended June 30, 2021 (R$1,093 – June 30, 2020) and R$105 for three months period ended June 30, 2021 (R$585 – June 30, 2020) . The total rent expense for the six month period ended June 30, 2021 is R$ 11,003 (R$2,258 – June 30, 2020) and for the three months period ended June 30, 2021 is R$ 4,933 (R$1,256 – June 30, 2020) and include other expenses related to leased offices such as condominium for the six months period ended June 30, 2021.

Depreciation and amortization expense has been charged in the following line items of consolidated statement of income:

	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020
Property and equipment
Depreciation in the period	10,421	12,993	5,188	6,738

Leases
Depreciation in the period	19,612	23,050	9,693	13,428

Intangible assets
Amortization in the period	97,946	33,477	43,584	17,829
	127,979	69,520	58,465	37,995

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
13.	Deposits

	June 30, 2021	December 31, 2020
Demands deposits	95,813	44,536
Time deposits	6,525,825	2,977,214
Interbank deposits	6,058	-
Total	6,627,696	3,021,750

Current	5,021,760	2,524,651
Non-Current	1,605,936	497,099

Maturity – As of June 30, 2021
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	95,813	-	-	-	-	-	95,813
Time deposits	262,736	388,663	361,384	2,592,269	1,317,864	1,602,909	6,525,825
Interbank deposits	-	-	-	-	3,031	3,027	6,058
Total	358,549	388,663	361,384	2,592,269	1,320,895	1,605,936	6,627,696

Maturity – As of December 31, 2020
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	44,536	-	-	-	-	-	44,536
Time deposits	67,501	1,185	57,781	191,886	2,161,762	497,099	2,977,214
Total	112,037	1,185	57,781	191,886	2,161,762	497,099	3,021,750

14.	Structured operations certificates

Structured Operations Certificates (COE) are financial instruments combining fixed and variable income elements, with returns linked to assets indexes such as exchange, inflation, shares and international assets. All the financial instruments are originated by Banco XP S.A.

	June 30, 2021	December 31, 2020
Maturity
From 31 to 60 days	945	-
From 91 to 180 days	594	945
From 180 to 360 days	39,219	1,489
After 360 days	4,157,243	2,176,025
Total	4,198,001	2,178,459

Current	40,758	2,434
Non-Current	4,157,243	2,176,025

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
15.	Borrowings and lease liabilities

	Interest rate %	Maturity	June 30, 2021	December 31, 2020

Bank borrowings – domestic (i)	113% of CDI(*)	March 2021	-	10,523
Related parties			-	10,523

Financial institution (iii)	0.813%	May 2022	1,500,382	-
Financial institution (ii)	CDI (*)+ 0.774%	April 2023	274,365	273,564
Third parties			1,774,747	273,564

Total borrowings			1,774,747	284,087

Lease liabilities			219,371	208,448

Total borrowings and lease liabilities			1,994,118	492,535

Current			1,565,365	51,656
Non-current			428,753	440,879

(*) Brazilian Interbank Offering Rate (CDI)

(i) Loan agreement with Itaú Unibanco that was fully paid on March 8, 2021.

(ii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

(iii) Loan agreement with Banco Nacional de México.

Some of obligations above contain financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 31 (ii)).

16.	Debentures

As of June 30, 2021, the total balance is comprised of the following issuances:

Issuance	Quantity Issued (units)	Annual rate	Issuance date	Maturity date	Unit value at issuance	Unit value at period-end	Book value
2nd	400,000	107.5% CDI	5/15/2019	5/15/2022	R$ 1,000.00	R$ 502.35	167,980

	June 30 2021	December 31, 2020
Principal	400,000	400,000
Interest	28,849	25,091
Payments	(196,152)	(25,124)
Repurchase	(64,717)	(64,717)
Total	167,980	335,250

Current	167,980	204,731
Non-current	-	130,519

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The principal amount and accrued interest payables related to the second issuance are as follow: (i) for the principal amount, 50% is due and was paid on May 15, 2021 and the remaining balance on the maturity date, and (ii) the accrued interest is payable every 12 months from the issuance date.

Debentures are subject to financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 31(ii)).

17.	Other financial assets and financial liabilities

a)	Other financial assets

	June 30, 2021	December 31, 2020

Foreign exchange portfolio	2,204,292	43,129
Receivables from IFAs	168,652	27,377
Others financial assets	2,958	2,777
(-) Expected losses on other financial assets (a)	(45,706)	(3,312)
Total	2,330,196	69,971

Current	2,204,292	43,129
Non-current	125,904	26,842

(a) The reconciliation of gross carrying amount and the expected loss according with IFRS 9 are presented in Note 10.

b)	Other financial liabilities

	June 30, 2021	December 31, 2020
Foreign exchange portfolio	2,324,131	70,208
Financial bills (i)	2,160,069	16,389
Structured financing (ii)	1,880,180	874,771
Credit cards operations (i)	1,123,849	50,727
Contingent consideration (iii)	521,776	462,000
Others	91,415	40,079
Total	8,101,420	1,514,174

Current	5,419,575	1,035,785
Non-current	2,681,845	478,389

(i)	Related to financials bills issued by Banco XP S.A.

(ii)	Financing for maintenance of financial assets required to perform financial transactions.

(iii)	Contractual contingent considerations mostly associated to the investment acquisition of WHG (Wealth High Governance Holding de Participações S.A.). The contingent consideration arrangement requires that the Company pay the selling shareholders an amount primarly associated to the performance of WHG (net income without dividends). The maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$653,222 (the minimum amount is zero).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
18.	Private pension liabilities

As of June 30, 2021, active plans are principally accumulation of financial resources through brazilian private pension products (“PGBL” and “VGBL”) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws derived from the operations by XP Vida e Previdência.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)).

Changes in the period:

	Six months period ended June 30,
	2021	2020
As of January 1	13,387,913	3,759,090
Contributions received	1,214,582	513,115
Transfer from third party plans	7,427,935	3,005,132
Withdraws	(499,120)	(66,700)
Gain (loss) from FIE	514,261	(16,918)
As of June 30	22,045,571	7,193,719

19.	Income tax

a)    Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet
	June 30, 2021	December 31, 2020

Share based compensation	256,034	115,976
Tax losses carryforwards	149,444	7,382
Provisions for IFAs’ commissions	105,347	94,544
Profit sharing plan	261,992	164,808
Net gain on hedge instruments	20,832	20,987
Expected credit losses (ii)	44,043	19,444
Revaluations of financial assets at fair value	(113,371)	(16,780)
Goodwill on business combinations (i)	14,221	22,838
Other provisions	56,843	67,495
Total	795,385	496,694
Deferred tax assets	795,385	505,046
Deferred tax liabilities	-	(8,352)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020

Tax losses carryforwards	142,062	(3,299)	5,521	(25,452)
Goodwill on business combinations (i)	(8,618)	11,988	(6,080)	19,578
Provisions for IFAs’ commissions	10,803	2,463	1,476	5,835
Revaluations of financial assets at fair value	(96,592)	(38,765)	(134,303)	12,864
Expected credit losses	24,599	10,664	22,409	2,635
Profit sharing plan	97,184	35,863	177,996	105,690
Net gain (loss) on hedge instruments	(155)	63,506	(16,913)	4,415
Share based plan	140,058	27,341	70,009	16,104
Other provisions	(10,650)	11,805	22,638	(2,213)
Total	298,691	121,566	142,753	139,456

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the acquired entity is sold or merged into another entity.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Six months period ended June 30,
	2021	2020

As of January 1	496,694	279,401
Foreign exchange variations	4,688	279,582
Charges to statement of income	140,332	(188,260)
Tax relating to components of other comprehensive income	153,671	30,244
As of June 30	795,385	400,967

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 40,024 (December 31, 2020 - R$ 37,309) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

Changes in Social Contribution on Net Income (CSLL)

On March 1, 2021, Provisional Measure No. 1,034 was published increasing the Social Contribution on Net Income (CSLL) rate by 5%, to 25% for Banks and 20% for Broker dealers and Insurance Companies.

The text of the Provisional Measure proposes the increase in the CSLL rate between July and December 2021. On July 14, 2021 the Provisional Measure was converted into Federal Law No. 14,183 confirming the CSLL rate increase for the period between July 2021 and December, 2021.

As of the Provisional Measure approval the Deferred Tax Assets and Liabilities registered in the balance sheet of XP CCTVM, Banco XP and XP Vida e Previdencia were increased by 5% for certain temporary adjustments made for corporate income tax (CIT) purposes which would turn into permanent effect in the period between July and December, 2021.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the six months period ended June 30:

	Six months period ended June 30 ,		Three months period ended June 30 ,
	2021	2020	2021	2020

Income before taxes	1,786,641	1,126,077	1,002,425	609,546
Combined tax rate in Brazil (a)	34%	34%	34%	34%
Tax expense at the combined rate	607,458	382,866	340,824	207,246

Income (loss) from entities not subject to taxation	1,550	(8,728)	(626)	518
Effects from entities taxed at different rates	53,047	19,162	38,978	4,875
Effects from entities taxed at different taxation regimes (b)	(482,126)	(174,468)	(266,322)	(109,790)
Intercompany transactions with different taxation	(33,608)	(27,130)	(20,214)	(17,974)
Tax incentives and related donation programs	(3,271)	2,030	(2,727)	1,425
Non deductible expenses (non-taxable income), net	(1,044)	(9,259)	4,187	(15,845)
Effect from social contribution on net income rate (Law No. 14,183)	(25,396)	-	(25,396)	-
Others	4,608	3,787	2,446	(1,172)
Total	121,218	188,260	71,150	69,283
Effective tax rate	6.78%	16.72%	7.10%	11.37%

Current	261,551	257,598	221,053	185,693
Deferred	(140,333)	(69,338)	(149,903)	(116,410)
Total expense	121,218	188,260	71,150	69,283

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

Other comprehensive income

The tax (charge) credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) Credit	After tax

Foreign exchange variation of investees located abroad	69,675	-	69,675
Gains (losses) on net investment hedge	(110,362)	37,523	(72,839)
Changes in the fair value of financial assets at fair value	18,438	(7,280)	11,158
As of June 30, 2020	(22,249)	30,243	7,994

Foreign exchange variation of investees located abroad	(10,352)	-	(10,352)
Gains (losses) on net investment hedge	16,360	(5,477)	10,883
Changes in the fair value of financial assets at fair value	(392,819)	159,147	(233,672)
As of June 30, 2021	(386,811)	153,670	(233,141)

20.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of June 30, 2021, the Company have R$23 thousand of issued capital which were represented by 377,764,985 Class A common shares and 181,293,980 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

In December 2020, as a result of the completion of the secondary public offering describe in Note 1.1 a number of 7,258,639 Class A common shares were offered by the controlling shareholder of XP Inc.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The Board of Directors approved on December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of June 30, 2021, the outstanding number of company reserved under the plans were 10,138,673 restricted share units (“RSUs”) (December 31, 2020 – 11,079,736) and 2,819,912 performance restricted units (“PSUs”) (December 31, 2020 – 2,819,912) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business

(c)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the six months period ended June 30, 2021, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries received dividends in the six months period ended of June 30, 2021 and 2020 in a total amount of R$2,998.

(d)	Other comprehensive income

Other comprehensive income is comprised of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

21.	Related party transactions

The main transactions carried with related parties, conducted on an arm’s length basis, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets (Liabilities)		Revenue (Expenses)
			Six months period ended June 30,		Three months period ended June 30,
Relation and transaction	June 30, 2021	December 31, 2020	2021	2020	2021	2020

Shareholders with significant influence (i)	(1,813,543)	(5,667,588)	(35,404)	(23,038)	(13,808)	3,001
Securities	177,481	112,127	1,415	7,259	787	3,479
Securities purchased under agreements to resell	-	-	2,556	2,908	1,726	32,995
Accounts receivable and Loans operations	8,975	11,238	369	389	72	(408)
Securities sold under repurchase agreements	(1,999,999)	(5,780,430)	(39,723)	(32,730)	(16,393)	(32,730)
Borrowings	-	(10,523)	(21)	(864)	-	(335)

(i)	These transactions are mostly related to Itau Group’s companies until May, 2021. See Note 1.2.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

22.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	June 30, 2021	December 31, 2020
Tax contingencies	10,180	10,097
Civil contingencies	10,546	4,281
Labor contingencies	5,687	5,333
Total provision	26,413	19,711

Judicial deposits (i)	10,268	10,199

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.

Changes in the provision during the period

	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020
At the beginning of period	19,711	15,193	26,024	14,897
Monetary correction	4,930	973	432	648
Provision accrued	5,102	579	1,794	420
Provision reversed	(1,252)	(887)	(1,239)	(341)
Payments	(2,078)	(379)	(598)	(145)
At the end of period	26,413	15,479	26,413	15,479

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

Nature of claims

a)	Tax

As of June 30, 2021 the Group has claims classified as probable risk of loss in the amount of R$ 10,180 (December 31, 2020 - R$ 10,097), regarding questioning the definition of the basis for calculating revenues to be paid correctly. This case was pending the specialized technical report after the decision of the court of second instance to grant the right to provide evidence and send the case back to the court of first instance. These processes are supported by judicial deposits in their entirety.

b)	Civil

The majority of the civil and administratives claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of June 30, 2021, there were 93 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 10,546 (December 31, 2020 - R$ 4,281). An amount of R$ 99 was deposited in court as of June 30, 2021 (December 31, 2020 – R$ 100).

c)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of June 30, 2021, the Company and its subsidiaries are the defendants in approximately 12 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 5,687 (December 31, 2020 - R$ 5,333).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$ 273,659 (December 31, 2020 - R$ 217,426).

Below is summarized these possible claims by nature:

	June 30, 2021	December 31, 2020
Tax (i)	71,452	71,027
Civil (ii)	183,895	136,228
Labor	18,311	10,171
Total	273,658	217,426

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
(i)	In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10.101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

(ii)	The Group is defendant in 518 (December 31, 2020 – 586) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

23.	Total revenue and income

a)      Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020
Major service lines
Brokerage commission	1,291,026	1,047,573	649,702	542,929
Securities placement	982,529	533,774	513,206	185,600
Management fees	694,222	534,671	384,325	279,622
Insurance brokerage fee	66,484	56,675	34,522	27,449
Educational services	45,871	70,153	27,005	44,453
Other services	271,124	179,407	152,204	85,322
Gross revenue from services rendered	3,351,256	2,422,253	1,760,964	1,165,375

(-) Sales taxes and contributions on services (i)	(295,585)	(206,767)	(159,949)	(101,835)
	3,055,671	2,215,486	1,601,015	1,063,540
(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)      Net income from financial instruments

	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020
Net income from financial instruments at fair value through profit or loss	2,931,144	1,360,390	1,769,780	968,702
Net income from financial instruments measured at amortized cost and at fair value through other comprehensive income	(298,291)	113,861	(330,579)	(93,439)
Total income from financial instruments	2,632,853	1,474,251	1,439,201	875,263

(-) Taxes and contributions on financial income	(42,398)	(33,967)	(22,131)	(17,874)
	2,590,455	1,440,284	1,417,070	857,398

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

c)       Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020
Brazil	5,460,686	3,434,845	2,927,529	1,800,752
United States	168,000	202,214	83,085	110,324
Europe	17,440	18,711	7,471	9,853
Revenues	5,646,126	3,655,770	3,018,085	1,920,929

	June 30, 2021	December 31, 2020
Brazil	5,014,281	3,244,421
United States	98,557	129,956
Europe	2,152	4,123
Selected assets (i)	5,114,990	3,378,500

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

24.	Operating costs

	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020
Commission and incentive costs	1,362,097	893,421	685,592	451,469
Operating losses	16,690	19,970	9,279	3,629
Other costs	296,272	216,021	142,753	117,460
Clearing house fees	183,639	135,884	84,604	72,381
Third parties’ services	55,620	33,778	24,791	15,630
Other (i)	57,013	46,359	33,358	29,449
Total	1,675,059	1,129,412	837,624	572,558
(i)	Other cost include operational errors and other costs.

25.	Operating expenses by nature

	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020

Selling Expenses (a)	106,319	56,045	61,901	27,569

Administrative expenses	2,081,173	1,267,991	1,114,895	689,875
Personnel expenses	1,550,921	906,982	857,183	506,003
Compensation	592,007	362,220	297,387	185,101
Employee profit-sharing and bonus	687,644	325,590	400,166	222,570
Executives profit-sharing	38,874	104,327	32,220	31,651
Other personnel expenses (b)	232,396	114,845	127,410	66,681
Other taxes expenses	17,156	16,286	5,598	9,442
Depreciation of property and equipment and right-of-use assets	30,033	36,044	14,881	20,166
Amortization of intangible assets	97,946	33,477	43,584	17,829
Data processing	203,563	123,056	104,833	67,109
Technical services	56,395	40,721	31,124	19,953
Third parties' services	78,312	72,423	41,975	32,230
Other administrative expenses (c)	46,847	39,002	15,717	17,143
Total	2,187,492	1,324,036	1,176,796	717,444

(a) Selling expenses refers to advertising and publicity.

(b) Other personnel expenses include benefits, social charges and others.

(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
26.	Other operating income (expenses), net

	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020

Other operating income	120,648	77,364	92,249	49,698
Revenue from incentives from Tesouro Direto, B3 and Others	100,889	67,406	82,413	45,734
Other operating income (a)	19,759	9,958	9,836	3,964

Other operating expenses	(30,752)	(90,179)	(20,715)	(48,630)
Legal proceedings and agreement with customers	(2,034)	(7,582)	(1,208)	2,664
Losses on write-off and disposal of assets	(2,905)	(29,407)	(1,232)	(29,348)
Charity	(9,979)	(26,844)	(6,951)	(10,248)
Other operating expenses (b)	(15,834)	(26,346)	(11,324)	(11,698)

Total	89,896	(12,815)	71,534	1,068

(a) Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(b) Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

27.	Share-based plan

Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's RSU and PSU activity for the six months period ended June 30, 2021.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1	11,079,736	2,819,912	13,899,648
Granted	74,694	-	74,694
Forfeited	(1,015,757)	-	(1,015,757)
Outstanding, June 30	10,138,673	2,819,912	12,958,585

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

For the six and three months period ended June 30, 2021 and 2020, total compensation expense of both plans were R$343,586 (R$69,111) and R$164,340 (R$40,703), including R$77,461 (R$22,336) and R$39,765 (R$17,152) of tax provisions and does not include any tax benefits on total share-based compensation expense once, this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. The average grant date fair value in the period was US$ 39.69.

28.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares. The shares in the share based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the six and three months period ended of June 30:

	Six months period ended June 30,		Three months period ended June 30,
	2021	2020	2021	2020
Net Income attributable to owners of the Parent	1,664,312	937,817	930,644	540,263
Basic weighted average number of outstanding shares (i) (iii)	559,059	551,800	559,059	551,800
Basic earnings per share - R$	2.9770	1.6996	1.6647	0.9791
Effect of dilution
Shared-based plan (ii) (iii)	13,442	4,095	13,209	4,088
Diluted weighted average numer of outstanding shares (iii)	572,500	555,895	572,268	555,889
Diluted earnings per share - R$	2.9071	1.6870	1.6262	0.9719

(i)	See on Note 20, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 27, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

29.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	June , 30 2021
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	19,971,780	25,388,446	-	45,360,226	45,360,226
Derivative financial instruments	729	15,483,848	-	15,484,577	15,484,577
Fair value through other comprehensive income
Securities	23,700,647	-	-	23,700,647	23,700,647
Evaluated at amortized cost
Securities	973,314	13,351	-	986,665	987,616
Securities purchased under agreements to resell	-	8,138,725	-	8,138,725	8,174,399
Securities trading and intermediation	-	2,776,213	-	2,776,213	2,776,213
Loan operations	-	8,256,305	-	8,256,305	7,964,212
Accounts receivable	-	395,577	-	395,577	395,577
Other financial assets	-	2,330,196	-	2,330,196	2,330,196
Financial liabilities
Fair value through profit or loss
Securities	2,279,332	510,484	-	2,789,816	2,789,816
Derivative financial instruments	60,290	16,312,487	-	16,372,777	16,372,777
Evaluated at amortized cost
Securities sold under repurchase agreements	-	16,040,037	-	16,040,037	16,061,913
Securities trading and intermediation	-	20,813,975	-	20,813,975	20,813,975
Deposits	-	6,464,129	-	6,464,129	6,627,696
Structured operations certificates	-	4,198,001	-	4,198,001	4,198,001
Accounts payables	-	1,186,169	-	1,186,169	1,186,169
Borrowings and lease liabilities	-	1,972,576	-	1,972,576	1,994,118
Debentures	-	166,827	-	166,827	167,980
Other financial liabilities	-	7,579,644	521,776	8,101,420	8,101,420

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
	December 31, 2020
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	35,549,047	14,040,966	-	49,590,013	49,590,013
Derivative financial instruments	26,535	7,532,898	-	7,559,433	7,559,433
Fair value through other comprehensive income
Securities	19,039,044	-	-	19,039,044	19,039,044
Evaluated at amortized cost
Securities	1,830,031	-	-	1,830,031	1,828,704
Securities purchased under agreements to resell	-	6,627,044	-	6,627,044	6,627,409
Securities trading and intermediation	-	1,051,566	-	1,051,566	1,051,566
Accounts receivable	-	506,359	-	506,359	506,359
Loan operations	-	4,037,954	-	4,037,954	3,918,328
Other financial assets	-	69,971	-	69,971	69,971
Financial liabilities
Fair value through profit or loss
Securities loaned	2,237,442	-	-	2,237,442	2,237,442
Derivative financial instruments	13,221	7,806,143	-	7,819,364	7,819,364
Evaluated at amortized cost
Securities sold under repurchase agreements	-	31,810,893	-	31,810,893	31,839,344
Securities trading and intermediation	-	20,303,121	-	20,303,121	20,303,121
Deposits	-	2,636,085	-	2,636,085	3,021,750
Structured operations certificates	-	2,178,459	-	2,178,459	2,178,459
Borrowings and lease liabilities	-	492,441	-	492,441	492,535
Debentures	-	331,520	-	331,520	335,250
Accounts payables	-	859,550	-	859,550	859,550
Other financial liabilities	-	1,052,174	462,000	1,514,174	1,514,174

As of June 30, 2021 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate (WHG) and businesses (Fliper and Antecipa). The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contigent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 7.84% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$15,051. The change in the fair value of the contingent consideration between the acquisition date and December 31, 2020 was not material.

Transfers into and out of fair value hierarchy levels are analysed at the end of each consolidated financial statements. As of June 30, 2021 the Group had no transfers between Level 2 and Level 3.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
30.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2020. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
				June 30, 2021
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(51)	(28,368)	(34,105)
Exchange coupons	Foreign currencies coupon rate	(230)	(7,639)	(15,083)
Foreign currencies	Exchange rates	(401)	6,029	152,678
Price indexes	Inflation coupon rates	(17)	(3,412)	(8,766)
Shares	Shares prices	(8,826)	79,382	136,327
Seed Money (i)	Seed Money	(4,686)	(117,110)	(234,222)
		(14,211)	(71,118)	(3,171)

				December 31, 2020
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(191)	(9,056)	(33,402)
Exchange coupons	Foreign currencies coupon rate	(379)	(5,508)	(11,184)
Foreign currencies	Exchange rates	(1,997)	(169,318)	(373,807)
Price indexes	Inflation coupon rates	(311)	(14,384)	(28,434)
Shares	Shares prices	(4,957)	(107,704)	(167,737)
		(7,835)	(305,970)	(614,564)

(i)                  Related to seed money strategy, which includes several risk factors that are dicloused in aggregate.

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, price of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor.

31.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated

The net debt and corresponding gearing ratios as of June 30, 2021 and December 31, 2020 were as follows:

	June 30, 2021	December 31, 2020
Borrowings and lease liabilities	1,994,118	492,535
Debentures (Note16) (i)	678,464	335,250
Structured financing (Note 17 (i))	1,880,180	874,771
Total debt	4,552,762	1,702,556
Cash	(1,237,456)	(1,954,788)
Securities purchased under agreements to resell (Note 3 (a))	(1,802,297)	(593,673)
Certificate deposits (Securities) (Note 4 (a))	(177,481)	(111,933)
Net debt	1,335,528	(957,838)

Total equity	12,588,048	10,894,609
Total capital	13,923,576	9,936,771
Gearing ratio %	9,59%	(9.64)%

(i)	Includes Debentures designated as fair value through profit or loss. See Note 4 (e).

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

At June 30, 2021 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 15 and 16), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

At June 30, 2021, the amount of contracts under financial covenants is R$ 442,345 (December 31, 2020 – R$619,337). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2021 In thousands of Brazilian Reais, unless otherwise stated
32.	Cash flow information

(i)               Debt reconciliation

	Borrowings	Lease liabilities	Debentures	Total
Total debt as of January 1, 2020	382,078	255,406	835,230	1,472,714
Acquisitions / Issuance	-	35,562	-	35,562
Write-off	-	(8,532)	-	(8,532)
Payments	(21,000)	(32,266)	-	(53,266)
Repurchase (Note 10)	-	-	(65,843)	(65,843)
Revaluation (Note 8(c))	-	(10,052)	-	(10,052)
Net foreign exchange differences	-	29,053	-	29,053
Interest accrued	7,895	11,224	15,861	34,980
Interest paid	(9,385)	-	(8,524)	(17,909)
Total debt as of June 30, 2020	359,588	280,395	776,724	1,416,707

Total debt as of January 1, 2021	284,087	208,448	335,250	827,785
Acquisitions / Issuance	1,570,639	10,167	500,018	2,080,824
Payments	(14,213)	(26,962)	(167,052)	(208,227)
Revaluation	-	23,544	-	23,544
Net foreign exchange diferences	(74,753)	(3,752)	-	(78,505)
Interest accrued	9,024	7,926	3,758	20,708
Interest paid	(37)	-	(3,976)	(4,013)
Total debt as of June 30, 2021	1,774,747	219,371	667,998	2,662,116

(ii)	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are: (i) related to business acquisitions through accounts payables and contingent consideration – see Note 2(f) – R$39,032, and (ii) related to Acquisition of investment in associates through accounts payables and contingent consideration – R$ 537,767.

33.	Subsequent events

(i)	Issuance of Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750,000,000 senior unsecured notes with a net proceeds of US$738,755,022 (R$3,697,838) with maturity on July 1, 2026 and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A

XP intends to use the net proceeds from the offering of the notes for general corporate purposes.

(ii)	SPAC Transactions

On July 27, 2021, XPAC Acquisition Corp. ( “XPAC”) registered an initial public offering of a proposed maximim aggregate offering price of US$230,000,000 which included attributable to exercise in full of the underwriter’s over-allotment option. XPAC is a special purpose acquisition company, incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The transaction is expected to be completed in the beginning of August, 2021.